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Filed Pursuant to Rule 424(b)(3)
Registration No. 333-62855

Prospectus Supplement to Prospectus dated October 29, 1998

AvalonBay Communities, Inc.

482,313 Shares of Common Stock

        This Prospectus Supplement supplements the information we provided in our October 29, 1998 Prospectus relating to 482,313 shares of our Common Stock that we have issued or may issue in the future when we redeem limited partnership ownership interests in Avalon DownREIT V, L.P. This Prospectus Supplement is not complete without the Prospectus, and we have not authorized anyone to deliver or use this Prospectus Supplement without the Prospectus.

        In this Prospectus Supplement, we use some capitalized terms that we defined in the Prospectus. You should read the Prospectus to understand those terms. Unless we indicate otherwise, the information in this Prospectus Supplement is as of November 22, 2004.

        As a result of the pledge of Units owned by a Selling Stockholders identified in the prospectus dated October 29, 1998, we are providing this Prospectus Supplement to update the table under the caption "Selling Stockholders." Footnote (14) of the table contained in such prospectus, referencing David J. Hubbard, is hereby deleted in its entirety and replaced with the following:

    Represents units owned by the David J. Hubbard Trust dated August 27, 2001, of which Mr. Hubbard is the Trustee. Mr. Hubbard may be deemed the beneficial owner of the shares of common stock acquired upon redemption of such units pursuant to Rule 13d-3 of the Securities Exchange Act of 1934. Pursuant to a ISDA Master Agreement and Credit Support Annex (the "ISDA Agreement") by and between David J. Hubbard, as Trustee of the David J. Hubbard Trust dated August 27, 2001 ("Hubbard") and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), 38,634.74 Limited Partnership Units and underlying shares of Common Stock that are subject to this prospectus have been pledged by Hubbard to MLPF&S as security for a loan or other extension of credit to Hubbard. Upon a default under the ISDA Agreement, MLPF&S, its parent, Merrill Lynch & Co. Inc. or any subsidiary thereof, may be a selling holder hereunder and upon the exchange of such Limited Partnership Units, may sell the applicable shares of Common Stock offered by this prospectus. In connection with the foregoing, Hubbard may enter into derivative transactions with MLPF&S and in connection with those derivative transactions, MLPF&S may sell shares covered by this prospectus, including in short sale transactions. If so, MLPF&S may use shares pledged by or borrowed from Hubbard or others to settle those sales or to close out any related open borrowings of shares, and may use shares received from Hubbard in settlement of such derivatives to close out any related open borrowings of stock. Hubbard may enter into option or other transactions with MLPF&S that involve the delivery of the shares offered hereby to MLPF&S, who may then resell or otherwise transfer those shares using this prospectus. MLPF&S or other third party in such derivative or other transactions may be an underwriter.

        The date of this Prospectus Supplement is November 22, 2004.

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Prospectus Supplement to Prospectus dated October 29, 1998 AvalonBay Communities, Inc. 482,313 Shares of Common Stock